UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Commission file number: 001-38040

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: July 31, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Concrete Pumping Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

500 E. 84th Avenue, Suite A-5

Address of Principal Executive Office (Street and Number)

Denver, Colorado 80229

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Concrete Pumping Holdings, Inc. (the “Company”) is not able to file its quarterly report on Form 10-Q for the nine months ended July 31, 2019 (the “Form 10-Q”) without unreasonable effort or expense. On December 6, 2018, the Company consummated its previously announced business combination, pursuant to which (a) a wholly owned indirect subsidiary of the Company merged with and into the company formerly named Concrete Pumping Holdings, Inc. (“CPH”), with CPH surviving the merger as a wholly owned indirect subsidiary of the Company, and (b) a wholly owned direct subsidiary of the Company merged with and into Industrea Acquisition Corp., a special purpose acquisition company (“Industrea”), with Industrea surviving the merger as a wholly owned subsidiary of the Company (the “Business Combination”). The Business Combination was accounted for using the acquisition method of accounting under Accounting Standard Codification (“ASC”) 805, Business Combinations, which requires the Company to reflect in its financial statements the allocation of the purchase price paid in the Business Combination to the assets acquired and liabilities assumed, based on their estimated fair values as of the Business Combination closing date. In connection therewith, the Company determined that it needs additional time to complete certain accounting processes related to the Business Combination in order to finalize its third quarter financial statements. The Company anticipates that it will file the Form 10-Q on or before September 16, 2019, which is within the extension period under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Iain Humphries	303	289-7497
	(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three and nine months ended July 31, 2019, the Company expects to report revenue of approximately $79 million and approximately $199 million, respectively, which represents a significant change in the results of operations from the financial results reported by Industrea (the Company’s predecessor for SEC reporting purposes) for the corresponding period for the prior fiscal year, due to the completion of the Business Combination on December 6, 2018. Prior to the Business Combination, Industrea was a blank check company with nominal operations. Accordingly, as a result of the Business Combination, the Company’s results will differ significantly from the results of operations reported in Industrea’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2018.

Forward-Looking Statements

This notice includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s expectations with respect to future performance, revenue and the timing of the filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2019. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the outcome of any legal proceedings that may be instituted against the Company or its subsidiaries; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably and retain its key employees; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties indicated from time to time in the Company’s filings with the Securities and Exchange Commission. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Concrete Pumping Holdings, Inc.

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 6, 2019	By:	/s/ Iain Humphries
		Name:	Iain Humphries
		Title:	Chief Financial Officer and Secretary